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Jeffrey Riedler	New Jersey	Washington, D.C.
Assistant Director
Division of Corporation Finance	File No. 038916-0007
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Cadence Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 30, 2006
SEC File No. 333-135821
Dear Mr. Riedler:
     We are in receipt of the Staff’s letter dated August 10, 2006 with respect to the above-referenced Registration Statement. We are responding to the Staff’s comments on behalf of Cadence Pharmaceuticals, Inc. (“Cadence” or the “Company”) as set forth below. Simultaneously with the filing of this letter, Cadence is submitting (by EDGAR) Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”), responding to the Staff’s comments. Courtesy copies of this letter and the Amendment (specifically marked to show the changes thereto) are being submitted to the Staff by hand delivery.
     Cadence’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and Cadence’s response for each item below.
General
1.	We have received your confidential treatment request. Our comments regarding this request, if any, will be sent under separate cover at a later date. All comments will need to be resolved prior to effectiveness.
Cadence’s Response: Cadence acknowledges the Staff’s comment, and looks forward to receiving any comments the Staff may have on the confidential treatment request.

Jeffrey Riedler
August 30, 2006

2.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.
Cadence’s Response: The courtesy copy of the Registration Statement previously provided to the Staff included Cadence’s corporate logo on the inside front cover and a graph on page 59. Cadence confirms that it does not intend to use any other graphic, visual or photographic materials in the prospectus.
3.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
Cadence’s Response: Cadence acknowledges the Staff’s comment and will include pricing-related information in a pre-effective amendment to the Registration Statement prior to circulating the preliminary prospectus for the offering.
4.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.
Cadence’s Response: Cadence acknowledges the Staff’s comment and will include a bona fide price range in a pre-effective amendment to the Registration Statement prior to circulating the preliminary prospectus for the offering.
Prospectus Summary, page 1
5.	We note the statement in the second full paragraph on page 2 that IV APAP has undergone six Phase III trials. Please discuss any difficulties or other issues that have necessitated six Phase III trials rather than just one. If the number of trials is caused only by multiple indications, disclose that fact.
Cadence’s Response: Cadence has revised the Amendment to clarify that the six Phase III trials in which IV APAP has previously been studied focused on pain and fever in adult and pediatric subjects and fever in pediatric subjects. Please refer to the revisions on page 2 of the Amendment.
6.	We note you expect to submit a new drug application for IV APAP in the second half of 2008 if the Phase III trial results are positive. Please state, as you mention on page 3, that the FDA might require you to perform additional trials. Also state that you might not ever obtain approval for IV APAP in the United States.
Cadence’s Response: Cadence has revised the Amendment under the heading “Prospectus Summary – Risk Factors” in accordance with the Staff’s comment to disclose that Cadence cannot be certain that its planned clinical trials will be sufficient for regulatory approval or that either of its product candidates will receive regulatory approval. Cadence believes the most

Jeffrey Riedler
August 30, 2006

appropriate location for this cautionary disclosure in the “Prospectus Summary – Risk Factors” subsection, where Cadence summarizes the most significant risks relating to its business. Please refer to the revisions on page 4 of the Amendment.
7.	Please explain what the special protocol assessment process is where you use this term at the bottom of page 2. Also explain what a Notice of Allowance is where you use this term in the last paragraph on page 4.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment to include explanations for the special protocol assessment process and Notice of Allowance. Please refer to the revisions on pages 3 and 4.
8.	Please disclose in the “Risk Factors” discussion on pages 3-4 the amount of your net loss for 2005 and your accumulated deficit.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment to include in the “Prospectus Summary – Risk Factors” discussion the amount of Cadence’s net loss for 2005 and Cadence’s accumulated deficit as of June 30, 2006. Please refer to the revisions on page 4.
Risk Factors
If Clinical trials of our current or future product candidates . . . , page 8
9.	We note the previous phase III trial for omiganan did not show statistical significance for the prevention of the primary endpoint: catheter-related bloodstream infections. Please disclose this fact in the last paragraph on page 2, where you discuss omiganan’s previous trials.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment to note that the previous phase III clinical trial for omiganan did not show statistical significance for the primary endpoint, the prevention of catheter-related bloodstream infections. Please refer to the revisions on page 2 of the Amendment. As described in detail in the Amendment, Cadence respectfully submits to the Staff that Cadence is targeting a different primary endpoint in its trial, the prevention of local catheter site infections.
If any of our product candidates for which we receive regulatory approval . . . , page 12
10.	The issue that is discussed in the second bullet point regarding the decreasing use of 10% povidone-iodine appears to be a material risk by itself. Please include a new risk factor covering this issue.
Cadence’s Response: After considering the merits of a separate risk factor as suggested by the Staff, Cadence respectfully submits for the Staff’s further consideration that the most useful disclosure to potential investors is a discussion of the decreasing use of 10% povidone-iodine in

Jeffrey Riedler
August 30, 2006

the context of two separate risks. Specifically, Cadence directs the Staff to the disclosure under the risk factors entitled “Delays in the commencement or completion of clinical testing could result in increased costs to us and delay or limit our ability to obtain regulatory approval for our product candidates” (page 10) and “If any of our product candidates for which we receive regulatory approval do not achieve broad market acceptance, the revenues that we generate from their sales will be limited” (page 12). Cadence believes the two separate discussions of the decreasing use of 10% povidone-iodine are helpful, specific examples of these two distinct risk factors. The potential delay in completion of clinical trials and the potential difficulties in achieving commercial market acceptance are distinct risks that Cadence believes should be discussed separately in order to provide potential investors with the appropriate context to understand the implications of the increasing replacement of 10% povidone-iodine with chlorhexidine in hospitals. Furthermore, because these two distinct risk factors related to clinical trial timing and commercial viability apply equally to both of Cadence’s product candidates (IV APAP and omiganan), a separate discussion specific only to omiganan would either create unnecessary repetition with the existing risk factor disclosure, or necessitate a similar separate risk factor for IV APAP. Accordingly, Cadence respectfully requests that the Staff reconsider this comment given the disclosure already provided in the Registration Statement under the two risk factors noted above.
Our product candidates may have undesirable side effects . . . , page 14
11.	Please discuss any side effects or adverse events that have been observed in the clinical trials of your products to date.
Cadence’s Response: Cadence has disclosed in the risk factor identified by the Staff the undesirable side effects and other characteristics associated with acetaminophen and omiganan. For example, the risk factor indicates that acetaminophen has the potential to cause liver toxicity and that drug-related adverse events observed in clinical trials completed to date for omiganan have all been related to the skin. Please refer to page 14 of the Amendment.
If we breach any of the agreements under which we license rights . . . , page 15
12.	We note you could lose your rights to IV APAP due to the actions of BMS in its relationship with SCR Pharmatop, which you presumably cannot control. Please discuss this issue in a separate risk factor.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 16 of the Amendment.
If the manufacturers upon whom we rely fail to produce . . . , page 16
13.	We note you have contracted with BMS to manufacture clinical supplies of IV APAP.
•	Is this a separate agreement from the agreement currently filed as exhibit 10.11? If it is, please file this agreement as an exhibit.

Jeffrey Riedler
August 30, 2006

Cadence’s Response: Cadence has previously considered whether the filing of its agreement for clinical supplies of IV APAP and placebo is a material contract for purposes of Item 601 of Regulation S-K. Because the agreement provides for only a single batch of IV APAP and a single batch of placebo, and no long-term commitment by either party, and because more than sufficient quantities of IV APAP and placebo have already been manufactured for purposes of all planned clinical trials for this product candidate, Cadence does not view the agreement as a material contract. Furthermore, Cadence purchases clinical quantities of its product candidates in the ordinary course of its business and does not view the clinical quantity supply agreement to be material to Cadence in amount or significance. However, Cadence would view any subsequent agreement providing for the long-term supply of commercial supplies (as opposed to clinical supplies) as a material contract and would expect to file as an exhibit any such supply agreement, if and when Cadence negotiates such an agreement in the future. Cadence has disclosed in the Registration Statement that it is seeking to establish a source for long-term supply of commercial quantities of IV APAP.
•	Please discuss in the “Manufacturing” section of your Business section on page 66 the material terms of the manufacturing contract with BMS.
Cadence’s Response: As noted above, all quantities of IV APAP and placebo have already been manufactured, for purposes of all planned clinical trials for IV APAP. Cadence has revised the Amendment to make clear that the clinical supply agreement provides for only a single batch of clinical supplies of IV APAP and a single batch of placebo. Cadence has also revised the Amendment to disclose the termination provisions for the clinical supply agreement. Please refer to the revisions on pages 17 and 69 of the Amendment. However, Cadence would expect to describe the terms of any commercial supply agreement if and when it negotiates such an agreement in the future.
•	Please disclose in the risk factor when BMS’s manufacturing obligation ends and the circumstances under which it can be terminated.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 17 of the Amendment.
We will need to increase the size of our organization . . . , page 18
14.	Please state how many additional employees you anticipate you will need. Also state the anticipated additional cost.
Cadence’s Response: Cadence respectfully submits to the Staff that any estimate of the number of additional employees or the anticipated additional costs would be speculative and potentially misleading. Cadence believes the current disclosure sufficiently advises prospective investors that Cadence will need to expend resources in its efforts to increase the size of its organization as its product candidates advance through clinical trials and the company prepares for potential regulatory approval and commercialization. The additional bullet points in the risk factor identified by the Staff are intended to provide a specific discussion of tasks Cadence will need to implement to effectively achieve its development and commercialization goals. The discussion

Jeffrey Riedler
August 30, 2006

of each of these tasks provides prospective investors with a general understanding of the challenges that Cadence will face in managing its future growth. Because the items described in this risk factor are inherently forward-looking, Cadence does not believe it is possible to provide a meaningful estimate of the number of additional employees or the anticipated costs of hiring additional employees at this time. However, Cadence continues to believe this particular risk factor, even without a specific forecast of additional employees and additional cost, is significant and worthy of consideration by prospective investors.
We may not be able to manage our business effectively if we are unable . . . , page 18
15.	We note the loss of “one or more of the members of [your] senior management team or other key employees” could threaten the implementation of your business strategy. Please identify by name and title all individuals to whom you are referring. Also state whether you have employment agreements with each of these individuals.
Cadence’s Response: Cadence respectfully submits to the Staff that the loss of any one or more of the members of Cadence’s senior management team could be a significant loss to Cadence and could threaten the implementation of Cadence’s business strategy. Cadence believes that singling out any one particular member of the senior management team, or a subset of the senior management team, could lead prospective investors to incorrectly conclude that the loss of services of the individuals that are not listed in the risk factor may not have a material impact on Cadence’s business. Cadence has not specifically listed out the names and titles of each of the members of the senior management team because they are already listed in the “Management” section, and a full recitation of the names and titles could be unnecessarily repetitive. However, as the Staff requested, Cadence now refers in the risk factor to the employment agreements that are in place with its senior management. Please refer to page 18 of the Amendment.
Recent proposed legislation may permit re-importation of drugs . . . , page 19
16.	So that this risk factor is more specific to your company’s situation, please discuss the possibility of IV APAP being sold in Europe and then re-imported to the United States. If this were to occur, would your company be entitled to receive any revenues from these sales?
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to page 20.
The patent rights that we have in-licensed covering IV APAP . . . , page 20
17.	Based on this risk factor, it appears there are no patents for the drug acetaminophen. Please disclose this fact in the first full paragraph on page 2, where you discuss patent protection. Also disclose on page 2, if true, that the only patents to which you have rights relate to the process and formulation, and there may be competing processes and formulations that are not covered by the patents.

Jeffrey Riedler
August 30, 2006

Cadence’s Response: Cadence respectfully submits to the Staff that the “Risk Factors” section of the prospectus summary is the appropriate section for disclosures related to risks as potential investors would likely first turn to this section for an overview of the risks associated with Cadence’s business. Accordingly, Cadence has revised the “Risk Factors” section of the prospectus summary in response to the Staff’s comment. Please refer to the revisions on page 4 of the Amendment.
We depend on our licensors for the maintenance . . . , page 21
18.	To the extent you are aware that you have any intellectual property that is being infringed upon or that you have been notified of a third party’s belief that you are infringing on their intellectual property, please revise this risk factor or “If we are sued for infringing intellectual property rights of third parties. . .” on page 23, as applicable, to disclose the situation and potential consequences.
Cadence’s Response: Cadence supplementally advises the Staff that it is not aware of any infringement of its intellectual property by a third party. Further, Cadence has not been notified by a third party that Cadence is infringing upon any intellectual property rights of such third party. Accordingly, no revisions have been made to the risk factor referenced in the Staff’s comment.
We will incur increased costs as a result of changes in laws and regulations. . . , page 27
19.	As currently worded, this risk factor and “We may become involved in securities class action litigation . . .” on page 30 could apply to any public company. Please revise these two risk factors so they describe your situation more specifically.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on pages 27 and 31 of the Amendment.
Future sales of our common stock may depress our stock price. . . , page 29
20.	Please disclose the number of shares subject to lock-up agreements and Rule 144 restrictions, and state when the agreements and restrictions expire. Also, state how many shares have registration rights and when you are obligated to register the resale offering.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 30 of the Amendment.
Use of Proceeds, page 33
21.	Please describe with more specificity the uses currently described as “working capital, capital expenditures and other general corporate purposes.” State the approximate amount you plan to use on each of these purposes.

Jeffrey Riedler
August 30, 2006

Cadence’s Response: Cadence has revised the Amendment to provide an approximate dollar amount of the net proceeds intended to be used to fund clinical trials for its two product candidates and other research and development activities: $58.0 million. Please refer to page 34 of the Amendment. Cadence supplementally advises the Staff that this amount represents approximately 80% of the anticipated net proceeds from the offering, assuming net proceeds of approximately $72.5 million. Page 34 of the Amendment also indicates that any residual proceeds are expected to be used for working capital, capital expenditures and other general corporate purposes. Because the residual proceeds are expected to represent not more than approximately 20% of the anticipated net proceeds, Cadence respectfully submits to the Staff that any additional detail on these general purposes should not be viewed as material to an investor’s understanding of the principal uses of proceeds from the offering. If the ultimate net proceeds realized from the offering is less than this currently projected amount, the portion allocated to clinical trials and research and development will represent an even larger percentage of the total net proceeds. Furthermore, Cadence already discloses to investors that its management will retain broad discretion over the use of proceeds from the offering in both the “Use of Proceeds” section and “Risk Factors – Our management team may invest or spend the proceeds of this offering in ways in which you may not agree or in ways which may not yield a return.” Finally, Cadence draws the Staff’s attention to the revisions in the Amendment which confirm that Cadence anticipates that the net proceeds from the offering, together with its existing cash and cash equivalents, will allow it to complete the clinical trials necessary to support NDA filings for IV APAP and omiganan. With this detailed disclosure concerning the stage of clinical development expected to be achieved from the proceeds of the offering, coupled with the precise dollar amount for the largest anticipated use of proceeds, Cadence respectfully submits to the Staff that no further detail is necessary to adequately inform investors of the material anticipated use of proceeds from the offering.
22.	Based on the discussion in the third paragraph of this section, it appears the development of IV APAP is less predictable than the development of omiganan. Please clarify why.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 34 of the Amendment. Cadence respectfully submits to the Staff that since initially filing the Registration Statement on July 17, 2006, Cadence now has more visibility on the costs associated with the clinical development plan for IV APAP due to the recent meeting with the FDA on August 14, 2006, as discussed in more detail in the “Business” section on page 60 of the Amendment.
23.	We note you do not know the total costs for IV APAP. Please state approximately how much of the funds from this offering you plan to put toward IV APAP. Also state how much you plan to use on omiganan.
Cadence’s Response: Cadence has also revised the Amendment on page 34 to confirm that Cadence anticipates that the net proceeds from the offering, together with its existing cash and cash equivalents, will allow it to complete the clinical trials necessary to support NDA filings for IV APAP and omiganan. Because the anticipated net proceeds from the offering are expected to

Jeffrey Riedler
August 30, 2006

allow Cadence to complete clinical development of both IV APAP and omiganan sufficient to support an NDA submission, and because Cadence discloses an aggregate amount of proceeds to be devoted to clinical trial and research and development activities, Cadence respectfully submits to the Staff that the allocation of proceeds between the two development programs is not necessary for investors to understand the anticipated development stage of Cadence following the offering.
Management’s discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 44
24.	Please clarify why you had more legal fees, other professional fees, and consulting fees during the first quarter of 2006 than during the first quarter of 2005. What business activities were these fees associated with?
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment to refer specifically to the IV APAP program and Cadence’s new facility lease, which were the business activities that led to an increase of legal fees, other professional fees, and consulting fees during the first quarter of 2006 than during the first quarter of 2005. Please refer to the revisions on page 45 of the Amendment.
Business
Our Product Development Programs, page 52
25.	We note from footnote (1) to the product development table at the top of page 53 that BMS completed Phase III clinical trials for IV APAP in the United States. Please clarify why you believe additional clinical trials will be necessary for IV APAP in the United States. Why are BMS’s trials not sufficient?
Cadence’s Response: Cadence has revised the Amendment to describe the planned clinical trial development program for IV APAP in accordance with the Staff’s comment. Please refer to the revisions to the product candidate summary table on page 54 of the Amendment and the discussion of the recent guidance from the FDA on the planned clinical trials for IV APAP on page 60 of the Amendment.
Clinical Development History, page 56
26.	We note the reference in the penultimate paragraph on page 57 to a phase IV study. Typically, phase IV studies are done after marketing approval. Therefore, please clarify why this phase IV study took place.
Cadence’s Response: Cadence advises the Staff that because IV APAP has been approved by the applicable regulatory authorities for marketing in Europe by BMS, the Phase IV study referred to on page 58 of the Amendment is properly characterized as a post-marketing study.

Jeffrey Riedler
August 30, 2006

IV APAP Agreement, page 65
27.	We note the agreement will terminate if the BMS-Pharmatop agreement terminates. Please discuss the term and termination provisions of the BMS-Pharmatop agreement.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 67 of the Amendment.
28.	Please explain what the event is that is currently described in the third paragraph of this section as “an event that relates to our territory.”
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 67 of the Amendment.
Principal Stockholders, page 91
29.	Please identify the natural persons who are the beneficial owners of the shares held by Technology Partners and BB Biotech.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment to include the identities of the natural persons who are the beneficial owners of the shares held by Technology Partners and BB Biotech. Please refer to the revisions on page 96 of the Amendment.
Certain Relationships and Related Party Transactions, page 95
30.	Please file as exhibits the agreements underlying all of the transactions discussed in this section.
Cadence’s Response: Cadence has filed as an exhibit the form of amended and restated common stock purchase agreement underlying an aggregate of 3,600,000 shares of common stock issued to Theodore R. Schroeder, President and Chief Executive Officer of Cadence, David A. Socks, Vice President, Business Development of Cadence, and a limited liability company affiliated with Cadence’s Chairman, Cam L. Garner. Please refer to Exhibit 10.6 of the Amendment. With respect to the underlying agreements related to investor rights, indemnification, employment and stock option grants, please refer to Exhibits 4.2, 10.1, 10.2 and 10.3, respectively, of the Amendment. Cadence respectfully submits to the Staff that there are no other agreements referenced in the “Certain Relationships and Related Party Transactions” section that are material to Cadence in amount or significance.
31.	So that investors can better understand the terms of the preferred stock issuances, please explain the rights that the Series A-1, A-2, and A-3 preferred stock entail.

Jeffrey Riedler
August 30, 2006

Cadence’s Response: Cadence respectfully submits to the Staff that upon the closing of the proposed initial public offering, all of Cadence’s preferred stock will convert into shares of common stock. Please refer to the discussion related to the conversion of the preferred stock in the “Description of Capital Stock” section on page 102 of the Amendment. Accordingly, Cadence does not believe a detailed description of the terms of the preferred stock would be material to potential investors. Moreover, Cadence respectfully submits to the Staff that the terms of the Series A-1, A-2 and A-3 preferred stock are already discussed in the Notes to Financial Statements in the “Convertible Preferred Stock” section on page F-15 of the Amendment.
32.	Please state the names of the “certain investors” who advanced $500,000 to the company in 2004.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 101 of the Amendment.
Material U.S. Federal Income Tax Considerations to Non-U.S. Holders, page 106
33.	Please replace the word “certain” with “all” in the first sentence of this section. Your should describe all material tax considerations.
Cadence’s Response: Cadence has revised the Amendment to eliminate the word “certain.” Please refer to the revisions on page 101 of the Amendment.
34.	[sic] their own tax advisors. We do not object to stating that you “urge” them to do so. Similarly revise the last paragraph on page 108.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on pages 109 and 111 of the Amendment.
35.	Please delete the first two sentences from the last paragraph on page 108. These sentences appear to disclaim responsibility for information in your filing.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 111 of the Amendment.
Notes to Financial Statements, page F-7
4. Related Party Transactions, page F-13
36.	Your disclosures indicate that you have issued only 8,085,108 shares of Series A-1 preferred stock. Many of your disclosures suggest that you issued all of these shares for cash, while your disclosure here suggests that some of the shares were instead issued as repayment for advanced pre-operating expenses and an exclusivity fee due for the collaboration and license agreement with Migenix. Please revise your

Jeffrey Riedler
August 30, 2006

disclosures to resolve this apparent discrepancy. To the extent shares were issued as repayment, please:
•	Disclose the number of these shares and the value assigned to them, as required by paragraph 11(d) of SFAS 7,
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page F-13 of the Amendment.
•	Ensure that the amount you disclose as cash flows from financing activities complies with SFAS 95, and
Cadence’s Response: Cadence respectfully submits to the Staff that the cash flows from financing activities in the Registration Statement as originally filed comply with SFAS 95. In accordance with the Staff Accounting Bulletin Topic 5T (SAB 79), Accounting for Expense or Liabilities Paid by Principal Stockholder(s), certain transactions undertaken by a stockholder on behalf of Cadence were recorded as if they had been transacted directly by Cadence. In particular, 531,915 shares of Series A-1 preferred stock issued directly to a stockholder in settlement of $500,000 paid on behalf of Cadence by that stockholder were valued at $0.94 per share, the price paid by new Series A-1 investors and recorded as a $500,000 cash investment in Series A-1 and a corresponding cash payment of $500,000 for operating expenses.
•	Provide the disclosures required by paragraph 32 of SFAS 95 about non-cash financing activities.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page F-6 of the Amendment.
6. License Agreements and Acquired Development and Commercialization Rights, page F-14
37.	Based on your disclosure, it appears that you allocated only approximately $0.16 to each share of Migenix stock that you acquired. As it appears that shares of Migenix stock was then trading at significantly more than $0.16 per share, please tell us why your allocation of the up-front fee was appropriate or revise your financial statements to correct the allocation.
Cadence’s Response: Cadence respectfully submits to the Staff that it believes the $100,000 valuation of the Migenix stock on the date the shares were acquired was appropriate. In July 2004, Cadence completed the negotiations with Migenix to in-license rights to omiganan. As a condition to completing the transaction, Migenix required Cadence to acquire 617,284 shares of Migenix stock at a stated value of $500,000. The stock of Migenix was and continues to be thinly traded and has been declining in value consistently since July 2004 from $0.84 at July 31, 2004 to $0.35 at June 30, 2006. Cadence concluded that it could not easily dispose of the shares due to the illiquid market and to do so could be contrary to maintaining a positive relationship

Jeffrey Riedler
August 30, 2006

with its collaborative partner, Migenix. In addition, based on the knowledge of Migenix’s operations, Cadence believed it would be highly unlikely that it would realize the value of the Migenix equity securities in the foreseeable future. Therefore, with the concurrence of Cadence’s audit committee, Cadence allocated $100,000 of the $500,000 stipulated for the Migenix stock to the cost of the stock and $400,000 as additional cost of obtaining the license since Cadence would not have acquired the stock had it not been required to do so to complete the transaction to acquire the license. Based on the lack of liquidity for the Migenix stock, the $100,000 was the best estimate of value that Cadence might receive for the shares if it was forced to sell the shares.
In addition, Cadence does not believe that any alternative accounting would have a material impact on Cadence’s financial statements or a reader’s ability to understand Cadence’s financial results or condition.
7. Stockholders’ Equity, page f-15
Convertible Preferred Stock, page F-15
38.	Please disclose how and under what circumstances the initial conversion ratio is subject to adjustment. In addition, please disclosure whether and by how much it has been adjusted.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment to include how and under what circumstances the initial conversion ratio of the convertible preferred stock is subject to adjustment and to disclose whether and by how much it has been adjusted. Please refer to the revisions on page F-15 of the Amendment.
Stock Options, page F-16
39.	We noted that you had considered the guidance in the AICPA Practice Aid, Valuation of Private-Held-Company Securities Issued as Compensation. We also noted that, subsequent to your licensing of IV APAP and the initiation of your IPO process, you took into consideration a contemporaneous independent valuation. Please revise these disclosures to further clarify whether you simply considered it or you followed it and to what extent. For example, it is unclear whether your consideration of it solely resulted in your determinations of fair value being contemporaneous or if the determinations were made in accordance with it. To the extent that you followed it, please tell us how you followed it and cite the specific paragraphs within it that support how you determined the fair value of the common stock.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment to include further clarification that Cadence engaged an independent valuation specialist to provide a valuation report taking into consideration the recommendations of the AICPA Practice Aid. Please refer to the revisions on page F-16 of the Amendment. Cadence reviewed the report of the valuation specialist and utilized the recommended common stock valuation without adjustment. As required under Uniform Standards of Professional Appraisal

Jeffrey Riedler
August 30, 2006

Practice, the valuation specialist considered the market, income and asset-based approaches in preparation of its valuation report. Ultimately, the valuation report utilizes a market approach to determine the common stock valuation and further supports the reasonableness of this valuation by comparing the implied internal rate of return to published information regarding required rates of returns on investments in early-stage companies.
40.	As you had considered the guidance in the AICPA Practice Aid and as you did not indicate that you considered a contemporaneous independent valuation prior to your licensing of IV APAP, please provide the disclosures recommended by paragraphs 179 and 182 of the AICPA Practice Aid to the extent that you have not already provided them.
Cadence’s Response: Cadence has revised the Amendment in accordance with the Staff’s comment to expand the disclosures in the financial statements and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to comply with the required disclosures in paragraphs 179 and 182 of the AICPA Practice Aid. Please refer to the revisions on pages F-17 and 44 of the Amendment.
Item 15. Recent Sales of Unregistered Securities, page II-2
41.	We note that a press release dated October 11, 2005 on your website discusses a sale of $25 million of Series A Preferred Stock. Please explain to us why page 45 of the filing and this section mention only $17,675,347 during that approximate time period, and revise your filing as appropriate.
Cadence’s Response: Cadence respectfully submits to the Staff that the October 11, 2005 press release describes the aggregate proceeds from two closings in a single announcement, while the discussion in “Liquidity and Capital Resources” section on page 46 of the Amendment provides a more detailed discussion of the two closings. Pursuant to Cadence’s amended and restated Series A-1 and Series A-2 preferred stock purchase agreement dated September 30, 2005, Cadence issued and sold 8,085,108 shares of Series A-1 preferred stock and 17,675,347 shares of Series A-2 preferred stock for an aggregate total of $25.1 million. As discussed in the “Liquidity and Capital Resources” section on page 46 of the Amendment, the initial sale of the 8,085,108 shares of Series A-1 preferred stock occurred from July 2004 to August 2004 and the subsequent sale of the Series A-2 preferred stock occurred from June 2005 to September 2005. Cadence announced the combined closings from the sale of Series A-1 preferred stock and Series A-2 preferred stock in a single press release dated October 11, 2005.
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Jeffrey Riedler
August 30, 2006

     Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5435. Thank you in advance for your cooperation in connection with this matter.
Very truly yours,
/s/  Cheston J. Larson
Cheston J. Larson
of LATHAM & WATKINS LLP
Enclosures

cc:	Theodore R. Schroeder, Cadence Pharmaceuticals, Inc.
William R. LaRue, Cadence Pharmaceuticals, Inc.
David A. Socks, Cadence Pharmaceuticals, Inc.
Faye H. Russell, Latham & Watkins LLP
Mark B. Weeks, Heller Ehrman LLP
Ross L. Burningham, Heller Ehrman LLP
Richard Mejia, Jr., Ernst & Young LLP